U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

    GUEZ                            GERARD
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   (Last)                           (First)             (Middle)

                              3151 East Washington Boulevard
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                                    (Street)

    Los Angeles                       CA                 90023
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   (City)                           (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

    TARRANT APPAREL GROUP (TAGS)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

                Chairman of the Board and Chief Executive Officer
                -------------------------------------------------
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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          12/04/00        P                5,000     A      4.75                    I         By LLC (1)
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Common Stock                          12/04/00        P                  400     A      4.875                   I         By LLC (1)
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Common Stock                          12/04/00        P                1,000     A      4.875                   I         By LLC (1)
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Common Stock                          12/04/00        P                3,000     A      5.00                    I         By LLC (1)
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Common Stock                          12/04/00        P                  500     A      4.9375                  I         By LLC (1)
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Common Stock                          12/04/00        P                  100     A      4.9375                  I         By LLC (1)
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Common Stock                          12/05/00        P                9,300     A      4.9731                  I         By LLC (1)
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Common Stock                          12/06/00        P                7,000     A      5.0357                  I         By LLC (1)
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Common Stock                          12/07/00        P                6,500     A      4.9423                  I         By LLC (1)
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Common Stock                          12/13/00        P                2,000     A      4.75                    I         By LLC (1)
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Common Stock                          12/13/00        P                  300     A      4.75                    I         By LLC (1)
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Common Stock                          12/13/00        P                  500     A      4.75                    I         By LLC (1)
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Common Stock                          12/13/00        P                1,000     A      4.75                    I         By LLC (1)
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Common Stock                          12/13/00        P                1,000     A      4.75                    I         By LLC (1)
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Common Stock                          12/15/00        P                4,200     A      4.625                   I         By LLC (1)
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Common Stock                          12/21/00        S              125,000     D      2.3438                  D
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Common Stock                          12/21/00        S              175,000     D      2.3750   5,498,381      D
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
(1) All purchases reported herein were made by GKT Investments, LLC, a Delaware limited liability company owned (100%) by the Reporting Person.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:


          /s/ Gerard Guez                                       01/08/2001
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.

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